UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2015

CF Industries Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-32597 (Commission File Number)	20-2697511 (I.R.S. Employer Identification No.)

4 Parkway North, Suite 400 Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 405-2400

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 20, 2015, CF Industries Holdings, Inc. (the “Company”), and its wholly-owned subsidiary CF Industries, Inc. (“CF Industries”), entered into:

(i) Amendment No. 1 to the 364-Day Bridge Credit Agreement (the “Bridge Amendment”), with the lenders party thereto and Morgan Stanley Senior Funding, Inc. (“MSSF”), as administrative agent, which amends the 364-Day Bridge Credit Agreement (the “Bridge Credit Agreement”), dated as of September 18, 2015, among the Company, CF Industries, the lenders party thereto, and MSSF, as Administrative Agent;

(ii) Amendment No. 1 to the Third Amended and Restated Revolving Credit Agreement (the “Revolver Amendment,” and together with the Bridge Amendment, the “Credit Agreement Amendments”) with the lenders party thereto, the issuing banks party thereto and MSSF, as administrative agent, which amends the Third Amended and Restated Revolving Credit Agreement (the “Revolving Credit Agreement,” together with the Bridge Credit Agreement, the “Credit Agreements”), dated as of September 18, 2015, among the Company, CF Industries, the lenders party thereto, the issuing banks party thereto and MSSF, as administrate agent; and

(iii) the First Amendment to the Note Purchase Agreement (the “NPA Amendment,” collectively with the Credit Agreement Amendments, the “Debt Amendments”) with the noteholders party thereto, which amends the Note Purchase Agreement (the “NPA,” together with the Credit Agreements, the “Debt Agreements”), dated September 24, 2015, among the Company, CF Industries and the purchasers party thereto.

The Bridge Credit Agreement and the Revolving Credit Agreement were previously disclosed on, and filed as Exhibits 10.1 and 10.2, respectively, to, a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 23, 2015.  The NPA was previously disclosed on, and filed as Exhibit 4.1 to, a Current Report on Form 8-K filed by the Company with the SEC on September 30, 2015.

The Debt Amendments, among other things, replace references to Darwin Holdings Limited, the UK borrower under the Credit Agreements and the parent company under the Debt Agreements, with references to CF B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the law of the Netherlands (as may be renamed and/or converted into a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands) (“Dutch Holdco”). Dutch Holdco will be required to be a borrower under the Credit Agreements and a guarantor under the Revolving Credit Agreement and the NPA on and after the date of the closing of the transactions contemplated by the combination agreement, dated August 6, 2015 and subsequently amended, providing for the combination of the Company with OCI N.V.’s European, North American and global distribution businesses.

The above summaries of the Debt Amendments do not purport to be complete and are qualified in their entirety by reference to the full text of the Debt Amendments. Copies of the NPA Amendment, Bridge Amendment and Revolver Amendment are attached as Exhibits 4.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Each of the lenders under the Bridge Credit Agreement, as amended by the Bridge Amendment (the “Amended Bridge Credit Agreement”), and certain of their respective affiliates have performed or may in the future perform various commercial banking, lending, investment banking, financial advisory, trustee, hedging or other services for the Company, CF Industries and subsidiaries and affiliates of the Company and CF Industries, including as underwriters in connection with certain outstanding debt securities of CF Industries, for which they have received or will receive fees and reimbursement of expenses. Certain of the lenders under the Amended Bridge Credit Agreement are lenders under the Revolving Credit Agreement, as amended by the Revolver Amendment (the “Amended Revolver Agreement”), and Morgan Stanley Senior Funding, Inc. is the administrative agent under the Amended Revolver Agreement.

Each of the lenders under the Amended Revolver Agreement and certain of their respective affiliates have performed or may in the future perform various commercial banking, lending, investment banking, financial advisory, trustee, hedging or other services for the Company, CF Industries and subsidiaries and affiliates of the Company and CF Industries, including as underwriters in connection with certain outstanding debt securities of CF

Industries, for which they have received or will receive fees and reimbursement of expenses. Certain of the lenders under the Amended Revolver Agreement are lenders under the Amended Bridge Credit Agreement, and Morgan Stanley Senior Funding, Inc. is the administrative agent under the Amended Bridge Credit Agreement.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION

The new holding company (“New CF”) for the combination of CF Industries Holdings, Inc. (“CF Industries”) and the European, North American and global distribution businesses of OCI N.V. (“OCI”) will file with the SEC an amended registration statement on Form S-4 (SEC File No. 333-207847) that will include a preliminary proxy statement of CF Industries and a preliminary shareholders circular of OCI, each of which will also constitute a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

PARTICIPANTS IN THE SOLICITATION

CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed by Darwin Holdings Limited on November 6, 2015 (SEC File No. 333-207847).

FORWARD-LOOKING STATEMENTS

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks and uncertainties arising from the possibility that the CHS Strategic Venture as contemplated may be delayed or may not take effect at all; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic report filed on Form 10-Q, which is available in the Investor Relations section of the Company’s web site.  Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	First Amendment, dated as of December 20, 2015, to the Note Purchase Agreement dated September 24, 2015, among CF Industries Holdings, Inc., CF Industries, Inc. and the noteholders party thereto.

10.1

Amendment No. 1, dated as of December 20, 2015, to the 364-Day Bridge Credit Agreement among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent.

10.2

Amendment No. 1, dated as of December 20, 2015, to the Third Amended and Restated Revolving Credit Agreement among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto, the issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2015	CF INDUSTRIES HOLDINGS, INC.

	By:	/s/ Douglas C. Barnard
		Name:	Douglas C. Barnard
		Title:	Senior Vice President, General
Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description

4.1	First Amendment, dated as of December 20, 2015, to the Note Purchase Agreement dated September 24, 2015, among CF Industries Holdings, Inc., CF Industries, Inc. and the noteholders party thereto.

10.1

Amendment No. 1, dated as of December 20, 2015, to the 364-Day Bridge Credit Agreement among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent.

10.2

Amendment No. 1, dated as of December 20, 2015, to the Third Amended and Restated Revolving Credit Agreement among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto, the issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent.